Exhibit 99.1

Fiverr Announces Pricing of Private Offering of $400 million of 0% Convertible Senior Notes due 2025

NEW YORK, October 8, 2020 – Fiverr International Ltd. (NYSE: FVRR) (“Fiverr”) today announced the pricing of $400 million aggregate principal amount of 0% Convertible Senior Notes due 2025 (the “Notes”) in a private offering (the “Offering”) to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”). In connection with the Offering, Fiverr has granted the initial purchasers of the Notes an option to purchase, within a 13-day period beginning on, and including, the date on which the Notes are first issued, up to an additional $60 million aggregate principal amount of the Notes. The sale of the Notes to the initial purchasers is expected to settle on October 13, 2020, subject to customary closing conditions.

The Notes will not bear regular interest, and the principal amount of the Notes will not accrete. The Notes will mature on November 1, 2025, unless earlier repurchased, redeemed or converted in accordance with their terms. The Notes will be convertible based on an initial conversion rate of 4.6823 ordinary shares of Fiverr per $1,000 principal amount of Notes (equivalent to an initial conversion price of approximately $213.57 per share, which represents a conversion premium of approximately 40% to the last reported sale price of Fiverr’s ordinary shares on the New York Stock Exchange on October 7, 2020). Prior to the close of business on the business day immediately preceding May 1, 2025, the Notes will be convertible at the option of the holders of the Notes only upon the satisfaction of specified conditions and during certain periods. Thereafter, the Notes will be convertible at the option of the holders of Notes at any time until the close of business on the third scheduled trading day immediately preceding the maturity date regardless of these conditions. Conversions of the Notes will be settled in cash, ordinary shares of Fiverr or a combination thereof, at Fiverr’s election.

Fiverr may not redeem the Notes prior to November 5, 2023, except in the event of certain tax law changes. On or after November 5, 2023, Fiverr may redeem, for cash, all or part of the Notes if the last reported sale price of its ordinary shares has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which Fiverr provides notice of the redemption at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid special interest, if any, to, but excluding, the redemption date.

Holders of the Notes will have the right to require Fiverr to repurchase all or a portion of their Notes upon the occurrence of a fundamental change (as defined in the indenture governing the Notes) at a cash repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus any accrued and unpaid special interest, if any, to, but excluding, the fundamental change repurchase date. In connection with certain corporate events or following Fiverr’s delivery of a notice of redemption, Fiverr will, under certain circumstances, increase the conversion rate for a holder who elects to convert its Notes in connection with such corporate event or to convert its Notes called for redemption in connection with such notice of redemption, as the case may be.

When issued, the Notes will be Fiverr’s senior unsecured obligations and will rank senior in right of payment to any of Fiverr’s unsecured indebtedness that is expressly subordinated in right of payment to the Notes; equal in right of payment to any of Fiverr’s unsecured indebtedness that is not so subordinated; effectively junior in right of payment to any of Fiverr’s secured indebtedness to the extent of the value of the assets securing such indebtedness; and structurally junior to all indebtedness and other liabilities (including trade payables) of Fiverr’s subsidiaries.

In connection with the pricing of the Notes, Fiverr has entered into privately negotiated capped call transactions with certain of the initial purchasers of the Notes or their respective affiliates and other financial institutions (in this capacity, the “Option Counterparties”). The capped call transactions are expected generally to reduce the potential dilution to the holders of ordinary shares of Fiverr upon any conversion of Notes and/or to offset any cash payments Fiverr is required to make in excess of the principal amount of converted Notes, as the case may be, with such reduction and/or offset subject to a cap. The cap price of the capped call transactions will initially be $305.10 per share, which represents a premium of 100% over the last reported sale price of the ordinary shares of Fiverr of $152.55 per share on October 7, 2020, and is subject to certain adjustments under the terms of the capped call transactions. If the initial purchasers exercise their option to purchase additional Notes, Fiverr expects to enter into additional capped call transactions with the Option Counterparties.

Fiverr has been advised that, in connection with establishing their initial hedges of the capped call transactions, the Option Counterparties or their respective affiliates expect to purchase ordinary shares of Fiverr and/or enter into various derivative transactions with respect to the ordinary shares of Fiverr concurrently with or shortly after the pricing of the Notes. This activity could increase (or reduce the size of any decrease in) the market price of the ordinary shares of Fiverr or the Notes at that time. In addition, the Option Counterparties or their respective affiliates may modify their hedge positions by entering into or unwinding various derivatives with respect to the ordinary shares of Fiverr and/or by purchasing or selling ordinary shares or other securities of Fiverr in secondary market transactions from time to time prior to the maturity of the Notes (and are likely to do so following any conversion, repurchase, or redemption of the Notes, to the extent Fiverr exercises the relevant election under the capped call transactions). This activity could also cause or avoid an increase or a decrease in the market price of the ordinary shares of Fiverr or the Notes, which could affect the ability of holders of Notes to convert the Notes and, to the extent the activity occurs during any observation period related to a conversion of the Notes, it could affect the number of ordinary shares of Fiverr, if any, and value of the consideration that holders of Notes will receive upon conversion of the Notes.

In addition, if any such capped call transactions fail to become effective, whether or not the Offering is completed, the Option Counterparties party thereto or their respective affiliates may unwind their hedge positions with respect to the ordinary shares of Fiverr, which could adversely affect the value of the ordinary shares of Fiverr and, if the Notes have been issued, the value of the Notes.

Fiverr estimates that the net proceeds from the Offering will be approximately $388.6 million (or $447.1 million if the initial purchasers exercise their option to purchase additional Notes in full), after deducting fees and estimated offering expenses payable by Fiverr. Fiverr intends to use $37.6 million of the net proceeds from the Offering to pay the cost of the capped call transactions. Fiverr intends to use any remaining net proceeds from the Offering for working capital or other general corporate purposes. If the initial purchasers exercise their option to purchase additional Notes, Fiverr expects to use a portion of the net proceeds from the sale of the additional Notes to enter into additional capped call transactions with the Option Counterparties and the remaining net proceeds for general corporate purposes.

The Notes were offered only to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act. The offer and sale of the Notes and the ordinary shares of Fiverr potentially issuable upon conversion of the Notes, if any, have not been, and will not be, registered under the Securities Act, any state securities laws or the securities laws of any other jurisdiction, and unless so registered, the Notes and such shares, if any, may not be offered or sold in the United States except pursuant to an applicable exemption from such registration requirements.

This press release does not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any offer or sale of, the Notes (or any ordinary shares of Fiverr issuable upon conversion of the Notes) in any state or jurisdiction in which the offer, solicitation, or sale would be unlawful prior to the registration or qualification thereof under the securities laws of any such state or jurisdiction.

About Fiverr

Fiverr’s mission is to change how the world works together. For over 10 years, the Fiverr platform has been at the forefront of the future of work connecting businesses of all sizes with skilled freelancers offering digital services in more than 400 categories, across 8 verticals including graphic design, digital marketing, programming, video and animation. In the twelve months ended June 30, 2020, 2.8 million customers bought a wide range of services from freelancers across more than 160 countries.

Forward-Looking Statements

This press release contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements may include, among other things, expectations regarding actions of the Option Counterparties and their respective affiliates; the satisfaction of customary closing conditions with respect to the Offering and the anticipated use of the net proceeds of the Offering, and may be identified by words like “anticipate,” “assume,” “believe,” “aim,” “forecast,” “indication,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “outlook,” “future,” “will,” “seek” and similar terms or phrases. The forward-looking statements contained in this announcement are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of our control.

Important factors that could cause actual outcomes to differ materially from those indicated in the forward-looking statements include, among others, the uncertainty surrounding the duration and severity of COVID-19 and its effects on our business; the risk that the Offering will not be consummated; and changes in global, national, regional or local economic, business, competitive, market, regulatory and other factors discussed under the heading “Risk Factors” in the Company’s 2019 annual report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2020. Any forward-looking statement made by Fiverr in this press release speaks only as of the date hereof. Factors or events that could cause Fiverr’s actual results to differ may emerge from time to time, and it is not possible for Fiverr to predict all of them. Fiverr undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

Investor Relations:

Jinjin Qian

investors@fiverr.com

Press:

Siobhan Aalders

press@fiverr.com